UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

466096104

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466096104	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 500,000
9. Sole Dispositive Power
10. Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 466096104	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 500,000
9. Sole Dispositive Power
10. Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 466096104	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 500,000
9. Sole Dispositive Power
10. Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 466096104	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 500,000
8. Shared Voting Power
9. Sole Dispositive Power 500,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 466096104	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 500,000
8. Shared Voting Power
9. Sole Dispositive Power 500,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 466096104	Page 7 of 9 Pages

This Amendment No.1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.05 per share, of J. Alexander’s Corporation, a Tennessee corporation, filed by the undersigned on March 23, 2009 (the “Schedule 13D”) amends the Schedule 13D as follows:

1. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of May 27, 2009, 500,000 shares of the Common Stock, representing approximately 8.4% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of May 27, 2009, 500,000 shares of the Common Stock, representing approximately 8.4% of such class of securities. These percentages of beneficial ownership are based on a total of 5,946,860 shares of the Common Stock outstanding as of May 22, 2009, which total was calculated by reducing the 6,754,860 shares of Common Stock reported outstanding as of May 12, 2009, in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 29, 2009, by the 808,000 shares of Common Stock repurchased by the Issuer on May 22, 2009, as reported in a current report on Form 8-K filed by the Issuer on May 27, 2009.”

2. Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from March 23, 2009 (the date of the most recent filing on Schedule 13D by the Reporting Persons with respect to the Common Stock) to May 27, 2009. The Reporting Persons’ beneficial ownership percentage of the Common Stock increased on May 22, 2009, solely due to the Issuer’s repurchase on that date of 808,000 shares of Common Stock from persons other than the Reporting Persons, as reported in a current report on Form 8-K filed by the Issuer on May 27, 2009.”

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 466096104	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 28, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

CUSIP No. 466096104	Page 9 of 9 Pages

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact